UNITED STATES                               OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION       OMB Number:.....3235-0167
                Washington, D.C. 20549             Expires:  November 30, 1995
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                      FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    Commission File Number:   033-43206

PDC 1992-C Limited Partnership
(Exact name of registrant as specified in its charter)

103 East Main Street, Bridgeport, WV 26330 (304)842-3597
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Limited and General Partnership Interest
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)                     Rule 12h-3(b)(1)(i)
           Rule 12g-4(a)(1)(ii)    X               Rule 12h-3(b)(1)(ii)
           Rule 12-4(a)(2)(i)                      Rule 12h-3(b)(2)(i)
           Rule 12g-4(a)(2)(ii)                    Rule 12h-3(b)(2)(ii)
                                                   Rule 15d-6

      Approximate number of holders of record as of the certification or notice date: 450

      Pursuant to the requirements of the Securities and Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: April 17, 1998         By:  /s/ Dale G. Rettinger,
                                      Dale G. Rettinger
                                     Executive Vice President
                                     Petroleum Development Corporation
                                     Managing General Partner.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.
The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It my be signed by an officer of the registrant, by counsel or by nay other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


SEC 2069 (8-93)











                                                April 17, 1998


VIA EDGAR Filing System

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-1004

Attn:  Filing Desk

      RE:  Securities and Exchange Commission File No. 033-43206

Gentlemen:

      Find attached for PDC 1992-C Limited Partnership Form 15 "Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934".

      Should you have any questions regarding the above, please do not hesitate to call.

                                                Very truly yours

                                                /s/ Dale G. Rettinger

                                                Dale G. Rettinger
                                                Executive Vice President
                                                Petroleum Development Corp.
                                                Managing General Partner

DGR/mlf